EXHIBIT 99.1

China Liberal Education Holdings Limited Enters into Definitive

Agreement to Acquire Wanwang Investment Limited

BEIJING, CHINA, February 3, 2022 /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), a China-based company that provides smart campus solutions and other educational services, today announced that on February 1, 2022, the Company entered into a definitive stock purchase agreement (the “Agreement”) with the shareholders of Wanwang Investment Limited (“Wanwang”), the operator of an independent three-year college and a four-year college in China with a total student enrollment of over 4,200, to acquire 100% equity interest of Wanwang. This acquisition represents a transformational milestone for China Liberal to directly operate colleges as the owner.

Pursuant to the Agreement, China Liberal agrees to acquire 100% of the equity interests in Wanwang in consideration for US$60 million. The transaction contemplated by the Agreement has been approved by the Company’s board of directors at a special meeting on January 28, 2022, with the expected closing to occur on February 10, 2022.

Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, commented, “We are excited about the acquisition of Wanwang as we truly believe that this transaction will enable us to combine our strong capabilities in teaching, management, information and vocational services with the strength of extensive operational experience and infrastructure of Wanwang. This new move broadens our portfolio and will perfectly serve our continued growth and diversification strategy. Through this acquisition, we expect to strengthen our services and products and further improve the quality of our programs offered to colleges. We also rely on our partner schools to establish a teaching research center, a training center, a vocational training center and an information product laboratory, and to support other cooperation projects of the Company, serve as a standard model for cooperation between the Company and colleges, and continue to optimize the application of the Company’s information technology products in the education industry.”

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Ms. Ngai Ngai Lam continued, “Looking forward, we will make full use of the current accommodation capacity and enrollment of the two colleges and improve our services and the operations of these colleges, increase publicity and our brand awareness, and adjust fees and charges. We believe we are well-positioned to take the next step through improving teaching and research capabilities and pushing ahead education informatization, which will unlock the growth potential of the Company and bring greater value for our shareholders.”

About Wanwang Investment Limited

Wanwang Investment Limited operates an independent three-year college and a four-year college through its subsidiaries, which were formed by a public school but operated as private schools. These two colleges cover an area of about 200 mu (approximately 81 hectares) and a gross floor area of 33,000 square meters (approximately 355,209 square feet), and with more than 4,200 students currently enrolled.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the company’s website at ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to close the transaction contemplated by the Agreement on a timely basis and in the manner as set forth in the Agreement; our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited
Email:ir@chinaliberal.com

Ascent Investor Relations LLC
Ms. Tina Xiao
Email:tina.xiao@ascent-ir.com
Tel: +1 917 609 0333

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